SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas  77583


August 20, 2013


Amended Confidential Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


    The registrant (Signal Advance, Inc.) the fifth draft the the Confidential Draft Registration Statement on Form S-1, as indentified below:

    Signal Advance, Inc.
    Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 Submitted July 17, 2013
    CIK No. 0001545061

    This draft includes the amendments per the registrants responses to the comments provided in you last communication dated July, 26, 2013 as described hereinbelow.


Statement of Cash Flow, page 61

1. We note the statement of cash flow for the period ended June 30, 2013 shows $1,000,000 for capital investment that relates to intellectual property expenses as shown on your statements of income and expense for the period ended June 30, 2013. Capital investment appears to be a non-cash item which should be presented under operating activities as an adjustment to reconcile net income to cash provided by operations. Further, it is not a supplemental disclosure. Please revise this statement accordingly.


Response: Please find below a revised statement of cash flow for the interim six month periods ended June 30, 2013 and 2012. The entire financial statement and associated notes for the six month interim periods ended June 30, 2013, 2012 are included in exhibit A.

                             Signal Advance, Inc.
                            Statement of Cash Flow
              Interim Six Month Periods Ended June 30, 2013, 2012
                                 (Unaudited)
                                                  Jan-Jun '13      Jan-Jun '12
                                                 -------------    -------------
  OPERATING ACTIVITIES

    Net Income                                    $(1,088,698)     $   (95,753)

    Adjustments to reconcile Net Income
     to net cash provided by operations:

      Depreciation                                      1,330            2,646
      Non-Cash Expenses
        Intellectual property assigned              1,000,000
          in exchange for equity
        Services rendered in exchange                  55,000           44,500
          for equity
                                                 -------------    -------------
  Net cash provided by Operating Activities       $   (32,368)     $  (168,607)

  INVESTING ACTIVITIES

    Fixed Assets (Cost/Basis)                          (1,557)            (453)
    Long-Term Investments                                   0              (69)
                                                 -------------    -------------
  Net cash provided by Investing Activities       $    (1,557)     $      (522)

  FINANCING ACTIVITIES

    Capital Investment (Sale of Common Stock)               0           58,250
    Short Term Loans                                   50,033            3,012
    Trade Payable                                           0         (120,000)
    Conversion of Trade Payable to Equity                   0          120,000
                                                 -------------    -------------
  Net cash provided by Financing Activities       $    50,033      $    61,262

  Net cash increase (decrease) for period              16,109           12,132

  Cash at beginning of period                           8,110           12,918
                                                 -------------    -------------
Cash at end of period                             $    24,219      $    25,050
                                                 =============    =============

Supplemental Disclosures
  Interest Expense                                      4,326            1,392
  Non-Cash Investment
    Conversion of trade payable to equity:                  0          120,000







              See Accompanying Notes and Accountant's Report               F 18

Results of Operations, page 71

Expenses, page 71

2. Please provide a discussion of material changes in your results of operations between the interim periods presented. In this regard, we note the $1,020,333 intellectual property expense for the period June 30, 2013. Refer to Item 303(b)(2) of Regulation S-K and our prior comment 23 in our letter dated December 20, 2012.


Response: The following "Expenses" discussion, revised as provided below to explain the significant change in the intellectual property expenses in the interim six month period ended June 30, 2013. These revisions will included in the subsequent amendment to our confidential draft registration statement on Form S-1.


Expenses:

Expenses are classified into the following four broad categories: Depreciation, Intellectual Property Protection, Professional Services, Research and Develop-ment and Selling, General and Administrative. SAI has engaged consultants to accomplish its goals over the last two years. Given sufficient capital, the majority of these consultants have expressed interest in working full-time for the Company. Professional Services includes expenses for legal, accounting, transfer agent and director's fees. The increase seen in expenses during the interim six month period ended June 30, 2013 and year ended December 31, 2012 for Professional Services reflect expenses related to the preparation to become registered and reporting with the Securities and Exchange Commission as well as intellectual property (IP) protection. Further, $1,000,000 in equity was paid to the Company's President (Signal Advance IP inventor) per the terms of the IP assignment agreement following the achievement of the "Notice of Allowability" milestone. Research and Development expenses reflect the Company's on-going efforts related to in scientific, technical and commercial validation. Expenses for the interim six month period ending June 30, 2013 and fiscal years ending December 31, 2012 and 2011, were as follows:


Exhibit 23.1

3. We note that the amended Form S-1 filed on July 17, 2013 does not include a dated consent of your independent accountants. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.


Response: A typographical error was discovered in Exhibit 23.1 wherein a portion of the date was inadvertently omitted. Currently dated and signed consents from our independent auditor will be included with the subsequent amendment to the registration statement.

Signatures

4. Please ensure that your chief financial officer and your chief accounting officer or controller have signed your registration statement as required by the instructions to Form S-1.

Response: To ensure that the Company's chief financial officer and chief accounting officer or controller have signed the registration statement as required by the instructions to Form S-1, on the signature page (87), the content provided under "Title", for Chris M. Hymel, will be revised to read as follows:

              Chairman of the Board of Directors,
              President and Treasurer (Principal
              Executive, Financial and Accounting
              Officer)


With regards,

/s/ Chris M. Hymel
Chris M. Hymel

713 510 7445 (Office)
832 646 5564 (Cell)
chymel@signaladvance.com